Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2017 third-quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2017 third-quarter results

Company tracking towards high end of 2017 production and low end of cost guidance

Organic development projects continue to progress well

Toronto, Ontario – November 8, 2017 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third-quarter ended September 30, 2017.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2017 third-quarter highlights:

•	Production[1]: 653,993 gold equivalent ounces (Au eq. oz.), compared with 684,129 Au eq. oz. in Q3 2016.
•	Revenue: $828.0 million, compared with $910.2 million in Q3 2016.
•	Production cost of sales[2]: $662 per Au eq. oz., compared with $719 in Q3 2016.
•	All-in sustaining cost[2]: $937 per Au eq. oz. sold, compared with $1,001 in Q3 2016. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $927 in Q3 2017, compared with $987 in Q3 2016.
•	Operating cash flow: $197.7 million, compared with $266.2 million in Q3 2016.
•	Adjusted operating cash flow[2]: $320.8 million, compared with $320.3 million for Q3 2016.
•	Reported net earnings[3]: Net earnings increased to $60.1 million, or $0.05 per share, compared with net earnings of $2.5 million, or $0.00 per share, in Q3 2016.
•	Adjusted net earnings[2,3]: $84.1 million, or $0.07 per share, compared with adjusted net earnings of $128.7 million, or $0.10 per share, in Q3 2016.
•	Organic development projects:
o	In mid-September 2017, the Company announced that it was proceeding with the Tasiast Phase Two and Round Mountain Phase W projects. Phase Two is expected to transform Tasiast into a large, world-class mine with low costs while Phase W is expected to extend mining by five years at Round Mountain.
o	The Tasiast Phase One expansion continues to advance on time and on budget and is expected to reach full commercial production towards the end of Q2 2018. Plant construction is now 77% complete.
o	Construction for the Tasiast Phase Two expansion is on schedule to start early next year, with engineering now 25% complete.
o	At the Round Mountain Phase W project, stripping and initial construction is on schedule to begin early next year, pending the permitting process. The Decision Record from the U.S. Bureau of Land Management was received in October 2017 and state permits are proceeding as planned.
o	At the Bald Mountain Vantage Complex, overall engineering work is now 70% complete and initial construction work is expected to commence in Q1 2018.
o	At the Moroshka project located near Kupol, development of the twin declines is progressing on schedule.
•	Outlook: Kinross is tracking towards the high end of its 2017 guidance for production (2.5 - 2.7 million Au eq. oz.), and the low end for both production cost of sales ($660 - $720 per Au eq. oz.) and all-in sustaining cost ($925 - $1,025 per Au eq. oz.). The Company expects to be within its capital expenditures guidance of $900 million (+/- 5%).
•	Balance sheet: As of September 30, 2017, Kinross had cash and cash equivalents of $992.1 million, and available credit of $1,512.2 million, for total liquidity of approximately $2.5 billion. The Company has no scheduled debt repayments until 2021.

1Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3Net earnings/loss figures in this release represent “net earnings (loss) attributable to common shareholders”.

p. 1 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2017 third-quarter results:

“Kinross delivered strong third quarter results, bolstered by outperformance at our two Nevada mines and at Tasiast. We are on target to meet our annual guidance range for the sixth consecutive year, and are tracking towards the high end of our production and the low end of both our cost of sales and all-in sustaining cost guidance. We also generated solid cash flow and maintained one of the best balance sheets among our peers.

“Development at our suite of organic projects continues to proceed well. Tasiast Phase One is on track for full commercial production towards the end of Q2 2018 and engineering at Phase Two is now 25% complete. We also expect to start construction at Tasiast Phase Two, Round Mountain Phase W and the Vantage Complex at Bald Mountain early next year, as initial development work at all three projects is already in progress.

“We are continuing to deliver and have strong operational momentum as we head into year end.”

p. 2 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces, per share amounts, and per ounce amounts)	2017	2016	2017	2016
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	660,564	690,311	2,038,797	2,057,844
Sold(c)	645,235	680,327	1,987,113	2,035,475

Attributable gold equivalent ounces(a)
Produced(c)	653,993	684,129	2,020,823	2,042,859
Sold(c)	638,659	674,070	1,968,189	2,020,219

Financial Highlights
Metal sales	$828.0	$910.2	$2,492.7	$2,569.2
Production cost of sales	$427.5	$490.0	$1,342.9	$1,454.4
Depreciation, depletion and amortization	$207.6	$213.8	$629.1	$617.2
Impairment charges	$-	$139.6	$-	$139.6
Operating earnings (loss)	$80.1	$(30.1)	$233.6	$81.9
Net earnings attributable to common shareholders	$60.1	$2.5	$227.8	$12.5
Basic earnings per share attributable to common shareholders	$0.05	$0.00	$0.18	$0.01
Diluted earnings per share attributable to common shareholders	$0.05	$0.00	$0.18	$0.01
Adjusted net earnings attributable to common shareholders(b)	$84.1	$128.7	$162.4	$143.9
Adjusted net earnings per share(b)	$0.07	$0.10	$0.13	$0.12
Net cash flow provided from operating activities	$197.7	$266.2	$585.2	$796.6
Adjusted operating cash flow (b)	$320.8	$320.3	$802.5	$715.1
Average realized gold price per ounce	$1,283	$1,336	$1,254	$1,261
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$663	$720	$676	$715
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$662	$719	$674	$713
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$645	$695	$658	$694
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$927	$987	$924	$962
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$937	$1,001	$933	$973
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,155	$1,074	$1,117	$1,030
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,158	$1,085	$1,121	$1,039

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on page 13 to 17 of this news release.
(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2017 was 75.91:1, compared with 68.05:1 for the third quarter of 2016 and for the first nine months of 2017 was 72.94:1, compared with 73.61:1 for the first nine months of 2016.

Unless otherwise noted, the following operating and financial results are based on third-quarter 2017 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 653,993 attributable Au eq. oz. in Q3 2017, compared with production of 684,129 attributable Au eq. oz. in Q3 2016.

Production cost of sales: Production cost of sales per Au eq. oz.2 decreased to $662 for Q3 2017, compared with $719 for Q3 2016, mainly as a result of lower cost of sales per ounce at Round Mountain, Bald Mountain and Fort Knox.

Production cost of sales per Au oz. on a by-product basis2 decreased to $645 in Q3 2017, compared with $695 in Q3 2016, based on Q3 2017 attributable gold sales of 621,720 ounces and attributable silver sales of 1,285,860 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $937 in Q3 2017, compared with $1,001 in Q3 2016. All-in sustaining cost per Au oz. sold on a by-product basis2 decreased to $927 in Q3 2017, compared with $987 in Q3 2016.

p. 3 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Average realized gold price: The average realized gold price in Q3 2017 was $1,283 per ounce, compared with $1,336 per ounce in Q3 2016.

Revenue: Revenue from metal sales decreased to $828.0 million in Q3 2017, compared with $910.2 million during the same period in 2016, mainly due to lower gold equivalent ounces sold and the lower average realized gold price.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $621 for Q3 2017, compared with a Q3 2016 margin of $617 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 was $320.8 million for Q3 2017, compared with $320.3 million for Q3 2016.

Net operating cash flow was $197.7 million for Q3 2017, compared with $266.2 million for Q3 2016.

Earnings: Adjusted net earnings2,3 were $84.1 million, or $0.07 per share, for Q3 2017, compared with adjusted net earnings of $128.7 million, or $0.10 per share, for Q3 2016, mainly as a result of a decrease in revenue and income tax recovery recognized in the quarter, compared with the same period in 2016.

Reported net earnings3 increased to $60.1 million, or $0.05 per share, for Q3 2017, compared with net earnings of $2.5 million, or $0.00 per share, for Q3 2016 mainly as a result of a non-cash impairment charge recognized in the same period last year and lower production cost of sales.

Capital expenditures: Capital expenditures increased to $204.7 million for Q3 2017, compared with $153.8 million for the same period last year, primarily due to Tasiast Phase One expansion project costs and increased spending at Fort Knox, partly offset by lower spending at Kupol.

Operating results

Mine-by-mine summaries for 2017 third-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

Americas

At Fort Knox, production increased compared with Q2 2017 mainly due to more ore processed and ounces recovered from the heap leach, but decreased slightly compared with Q3 2016 primarily due to lower tonnes placed on the heap leach pad. Cost of sales per ounce was largely in line with Q2 2017 and was lower compared with Q3 2016 mainly as a result of a decrease in operating waste mined and lower contractor costs as the site began to transition more of its maintenance function to self-perform.

Kinross’ Nevada operations outperformed during the quarter as both Round Mountain and Bald Mountain increased production and lowered cost of sales per ounce quarter-over-quarter and year-over-year.

Round Mountain increased production by 30% over Q3 2016 mainly due to the highest mill grades since 2003, the year Kinross first started operating the mine. Production increased quarter-over-quarter mainly due to higher mill grades and recoveries. The high mill grade was also the main driver for the decrease in cost of sales per ounce, which was at its lowest level in five years. Lower labour and contractor costs also contributed to the 25% reduction in cost of sales per ounce compared with Q3 2016.

Bald Mountain achieved record production during the quarter and continues to be on track to double annual production for 2017 compared with full-year 2016. Production increased compared with Q2 2017 and Q3 2016 mainly due to higher grades and a significant increase of tonnes placed on the heap leach pads. Cost of sales per ounce decreased compared with Q2 2017 and Q3 2016 mainly due to higher grades and more gold equivalent ounces sold. Additionally, maintenance costs decreased compared with Q3 2016.

4Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kettle River-Buckhorn produced approximately 17,000 gold equivalent ounces from its stockpiles during the quarter, as the last batch of ore was hauled from Buckhorn in July. Reclamation is now well underway at the site and exploration is continuing in the region.

At Paracatu, production was lower quarter-over-quarter and year-over-year due to the temporary curtailment of mining and Plant 2 operations as a result of lower than average rainfall in the region. The curtailment of mining and Plant 2 began in early July and continued through October, with Plant 1 running intermittently during that month mainly due to the slow start of this year’s rainy season. The decrease was partly mitigated by production from the tailings reprocessing at Plant 1, which was higher than expected. Cost of sales per ounce was higher due to the reduction in production and gold equivalent ounces sold.

Mining and processing activities re-started in early November at Paracatu, as the area received sufficient rainfall in late October. Paracatu is expected to resume normal production in Q4 as sufficient water becomes available. The Company continues to advance its water mitigation efforts to prepare for potential lower rainfall levels going forward. These efforts include securing ground water rights and installation of wells around the site.

At Maricunga, production was better than expected, as the rinsing of the heap materials placed on the pads prior to the suspension of mining activities continued to achieve strong results. Cost of sales per ounce was higher compared with the previous quarter mainly due to higher contractor costs. Production is expected to be at a similar level for the fourth quarter.

Russia

The region performed well in Q3 2017 with production from Kupol and Dvoinoye largely in line with Q2 2017. Production decreased compared with Q3 2016 mainly due to anticipated lower grades. Cost of sales per ounce was lower compared with Q2 2017 primarily as a result of lower fuel and maintenance costs and continued to be among the lowest in Kinross’ portfolio. Cost of sales per ounce increased year-over-year mainly due to the lower grades, higher operating waste mined and unfavourable foreign exchange rates.

West Africa

Tasiast performed well during the quarter, as production increased 10% compared with Q2 2017 primarily due to strong mill grades, the highest since 2010, and more tonnes processed from the dump leach. Cost of sales per ounce was lower compared with Q2 2017 mainly due to the higher grades and an increase in gold equivalent ounces sold. Production was higher and cost of sales per ounce lower compared with Q3 2016 due to higher mill grades and the impact of the temporary suspension of mining last year.

At Chirano, production was higher compared with Q2 2017 and Q3 2016 mainly due to, respectively, better mill performance as a result of a more stable supply of electricity from the country’s power grid, and higher grades. Cost of sales per ounce was lower quarter-over-quarter mainly as a result of less operating waste mined and lower mining costs due to the cessation of open pit mining. Cost of sales per ounce was lower year-over-year mainly due to lower overhead and energy costs.

Organic development projects

In mid-September 2017, the Company announced that it was proceeding with the Tasiast Phase Two and Round Mountain Phase W expansion projects. Phase Two is expected to transform Tasiast into a large, world-class mine with low costs and Phase W is expected to extend mining by five years at Round Mountain.

Tasiast Phase One project development is progressing well, and continues to be on time and on budget, with full commercial production expected towards the end of Q2 2018. Plant construction is now 77% complete. Crusher installation has started and conveyor installation is progressing well for both the stockpile and SAG feed. The gearless motor drives for the SAG mill are now in place and work on the stator windings has begun. Significant progress has been made at the downstream portion of the plant, including the cyclones, three leach tanks, elution circuit and pumping and piping. Electrical work is ramping up across the project and the tailings storage facility is now ready for tailings deposition.

p. 5 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Construction for the Tasiast Phase Two project is on schedule to commence in early 2018. Procurement for long lead items, including the power plant, has begun. Overall engineering is now 25% complete and commercial terms for the EPCM package have been finalized.

At the Round Mountain Phase W project, stripping and initial construction work is expected to begin in early 2018, pending the completion of the permitting process. The Decision Record from the U.S. Bureau of Land Management was received in October 2017 and state permits are proceeding as planned. Detailed engineering continues to advance and procurement activities for long lead items and mining equipment have commenced. Initial low grade Phase W ore is expected to be encountered in mid-2019.

At the Bald Mountain Vantage Complex project, overall engineering is now 70% complete. The permitting process is proceeding as planned and initial construction work is on schedule to begin in Q1 2018. The proposed heap leach pad and associated processing facilities and infrastructure is expected to accommodate a total capacity of 68 million tonnes of ore.

At the Moroshka satellite deposit in Russia, located approximately four kilometres east of Kupol, development of the twin declines is proceeding on schedule, with construction of surface infrastructure now complete.

At the Tasiast Sud project, located 10 kilometres south of Tasiast, the pre-feasibility study that is contemplating a potential dump leach operation that would combine materials from multiple deposits in the area, and the trucking of high grade ore to the Tasiast mill, is progressing well and is expected to be completed in the second half of 2018. The accelerated infill drilling campaign, which is evaluating the potential for additions to mineral resource estimates at year end, has generated encouraging results and completed 21,700 metres of drilling in 245 holes as of the end of September.

Balance sheet

As of September 30, 2017, Kinross had cash and cash equivalents of $992.1 million, compared with $1,061.3 million as of June 30, 2017. The Company also had available credit of $1,512.2 million as of September 30, 2017 for total liquidity of approximately $2.5 billion.

During the third quarter, the Company completed a $500.0 million offering of 4.50% debt securities and used the net proceeds, along with cash on hand, to repay its term loan due August 2020. As a result, the Company has no scheduled debt repayments until 2021.

On July 28, 2017, the Company extended the maturity date of its $1,500.0 million revolving credit facility by one year from August 10, 2021 to August 10, 2022.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

Kinross’ 2017 production guidance took into account the potential curtailment at Paracatu and is tracking towards the high end of the range of approximately 2.5 - 2.7 million Au eq. oz., with robust year-to-date production from Maricunga, Kettle River-Buckhorn and Round Mountain strengthening the Company’s portfolio.

Kinross is tracking towards the low end for both its production cost of sales guidance range of $660 - $720 per Au eq. oz. and its all-in sustaining cost guidance range of $925 - $1,025 per Au eq. oz. sold.

The Company expects to meet its 2017 capital expenditures forecast of approximately $900 million (+/- 5%).

p. 6 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other operating costs are now expected to be $140 - $150 million for 2017, compared with the previous guidance range of $80 - $90 million, mainly as a result of the temporary curtailment at Paracatu, VAT and other tax related items, and Kettle River-Buckhorn reclamation costs.

Board update

The Board of Directors of Kinross has appointed Mr. Kerry Dyte, Q.C, ICD.D as a Director. Mr. Dyte has over 30 years of experience in the legal field and over 20 years of experience as a senior executive in the resource industry. Mr. Dyte was most recently the Executive Vice-President, General Counsel and Corporate Secretary of Cenovus Energy Inc. Mr. Dyte has played a key leadership role in a variety of major corporate transactions including mergers and acquisitions, financings and project development, during his career.

Mr. John M.H. Huxley, who has been a Kinross Board member since 1993, has decided to retire effective as of December 31, 2017. Kinross’ Board of Directors and management team would like to thank Mr. Huxley for his many contributions and his distinguished directorship on the Board.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, November 9, 2017 at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 1740 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 1740 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This news release should be read in conjunction with Kinross’ 2017 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2017 third-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($ millions)		Production cost of sales/equivalent ounce sold
	2017	2016	2017	2016	2017	2016	2017	2016

Fort Knox	101,047	110,396	101,077	107,444	$64.8	$79.8	$641	$743
Round Mountain	120,743	93,215	120,944	88,477	75.7	73.7	626	833
Bald Mountain	80,677	32,675	67,598	30,174	46.7	30.9	691	1,024
Kettle River - Buckhorn	17,132	28,241	17,385	28,104	10.3	17.1	592	608
Paracatu	46,971	111,889	53,076	111,796	53.0	77.5	999	693
Maricunga	20,463	39,253	14,129	39,458	8.1	37.5	573	950
Americas Total	387,033	415,669	374,209	405,453	258.6	316.5	691	781

Kupol	145,759	178,032	142,821	181,508	74.8	82.4	524	454
Russia Total	145,759	178,032	142,821	181,508	74.8	82.4	524	454

Tasiast	62,065	34,793	62,448	30,793	46.1	38.1	738	1,237
Chirano (100%)	65,707	61,817	65,757	62,573	48.0	53.0	730	847
West Africa Total	127,772	96,610	128,205	93,366	94.1	91.1	734	976

Operations Total	660,564	690,311	645,235	680,327	427.5	490.0	663	720
Less Chirano non-controlling interest (10%)	(6,571)	(6,182)	(6,576)	(6,257)	(4.8)	(5.3)
Attributable Total	653,993	684,129	638,659	674,070	$422.7	$484.7	$662	$719

Nine months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($ millions)		Production cost of sales/equivalent ounce sold
	2017	2016	2017	2016	2017	2016	2017	2016

Fort Knox	285,933	295,417	287,055	292,958	$181.2	$219.4	$631	$749
Round Mountain	338,683	278,954	333,853	270,597	220.9	205.4	662	759
Bald Mountain	177,635	85,801	163,553	76,879	121.9	87.2	745	1,134
Kettle River - Buckhorn	72,664	81,584	73,138	81,176	36.4	57.5	498	708
Paracatu	293,936	358,039	293,408	355,251	250.4	244.9	853	689
Maricunga	72,088	142,633	30,115	142,310	13.0	127.4	432	895
Americas Total	1,240,939	1,242,428	1,181,122	1,219,171	823.8	941.8	697	772

Kupol	435,150	554,120	435,489	556,089	227.1	243.5	521	438
Russia Total	435,150	554,120	435,489	556,089	227.1	243.5	521	438

Tasiast	182,966	111,448	181,263	107,651	135.2	120.6	746	1,120
Chirano (100%)	179,742	149,848	189,239	152,564	156.8	148.5	829	973
West Africa Total	362,708	261,296	370,502	260,215	292.0	269.1	788	1,034

Operations Total	2,038,797	2,057,844	1,987,113	2,035,475	1,342.9	1,454.4	676	715
Less Chirano non-controlling interest (10%)	(17,974)	(14,985)	(18,924)	(15,256)	(15.7)	(14.9)
Attributable Total	2,020,823	2,042,859	1,968,189	2,020,219	$1,327.2	$1,439.5	$674	$713

p. 8 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	September 30,	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$992.1	$827.0
Restricted cash	12.3	11.6
Accounts receivable and other assets	162.0	127.3
Current income tax recoverable	89.9	111.9
Inventories	1,042.0	986.8
Unrealized fair value of derivative assets	15.0	16.1
Assets classified as held for sale	2.5	-
	2,315.8	2,080.7
Non-current assets
Property, plant and equipment	4,809.6	4,917.6
Goodwill	162.7	162.7
Long-term investments	204.2	142.9
Investments in associate and joint ventures	24.0	163.6
Unrealized fair value of derivative assets	2.7	6.0
Other long-term assets	479.2	411.3
Deferred tax assets	90.9	94.5
Total assets	$8,089.1	$7,979.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$459.2	$464.8
Current income tax payable	15.0	72.6
Current portion of provisions	72.1	93.2
Current portion of unrealized fair value of derivative liabilities	0.5	7.1
Liabilities classified as held for sale	37.6	-
	584.4	637.7
Non-current liabilities
Long-term debt	1,732.0	1,733.2
Provisions	853.7	861.2
Other long-term liabilities	127.4	172.2
Deferred tax liabilities	375.3	390.7
Total liabilities	3,672.8	3,795.0

Equity
Common shareholders’ equity
Common share capital	$14,902.5	$14,894.2
Contributed surplus	237.1	238.3
Accumulated deficit	(10,798.3)	(11,026.1)
Accumulated other comprehensive income	38.4	39.1
Total common shareholders’ equity	4,379.7	4,145.5
Non-controlling interest	36.6	38.8
Total equity	4,416.3	4,184.3
Total liabilities and equity	$8,089.1	$7,979.3

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,246,993,687	1,245,049,712

p. 9 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except share and per share amounts)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Revenue
Metal sales	$828.0	$910.2	$2,492.7	$2,569.2

Cost of sales
Production cost of sales	427.5	490.0	1,342.9	1,454.4
Depreciation, depletion and amortization	207.6	213.8	629.1	617.2
Impairment charges	-	139.6	-	139.6
Total cost of sales	635.1	843.4	1,972.0	2,211.2
Gross profit	192.9	66.8	520.7	358.0
Other operating expense	55.1	27.2	116.3	97.2
Exploration and business development	26.1	29.8	72.0	68.3
General and administrative	31.6	39.9	98.8	110.6
Operating earnings (loss)	80.1	(30.1)	233.6	81.9
Other income (expense) - net	(1.2)	2.1	123.5	15.3
Equity in losses of associate and joint ventures	(0.1)	(0.3)	(1.0)	(0.2)
Finance income	3.3	2.1	9.4	5.6
Finance expense	(32.3)	(31.0)	(89.3)	(96.5)
Earnings before tax	49.8	(57.2)	276.2	6.1
Income tax recovery (expense) - net	10.3	59.4	(50.6)	2.7
Net earnings	$60.1	$2.2	$225.6	$8.8
Net earnings (loss) attributable to:
Non-controlling interest	$-	$(0.3)	$(2.2)	$(3.7)
Common shareholders	$60.1	$2.5	$227.8	$12.5
Earnings per share attributable to common
shareholders
Basic	$0.05	$0.00	$0.18	$0.01
Diluted	$0.05	$0.00	$0.18	$0.01
Weighted average number of common shares
outstanding (millions)
Basic	1,247.0	1,244.9	1,246.5	1,221.0
Diluted	1,257.1	1,256.5	1,256.5	1,231.8

p. 10 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
Net inflow (outflow ) of cash related to the following activities:
Operating:
Net earnings	$60.1	$2.2	$225.6	$8.8
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	207.6	213.8	629.1	617.2
Gain on disposition of associate and other interests - net	-	-	(11.0)	-
Reversal of impairment charges	-	-	(97.0)	-
Impairment charges	-	139.6	-	139.6
Equity in losses of associate and joint ventures	0.1	0.3	1.0	0.2
Share-based compensation expense	3.5	3.7	10.1	10.8
Finance expense	32.3	31.0	89.3	96.5
Deferred tax expense (recovery)	3.7	(46.7)	(13.5)	(150.7)
Foreign exchange losses (gains) and other	1.6	(23.6)	(45.0)	(7.3)
Reclamation expense	11.9	-	13.9	-
Changes in operating assets and liabilities:
Accounts receivable and other assets	(76.5)	(55.5)	(33.4)	(51.9)
Inventories	(60.7)	(16.9)	(65.8)	67.0
Accounts payable and accrued liabilities	46.1	40.3	28.3	155.3
Cash flow provided from operating activities	229.7	288.2	731.6	885.5
Income taxes paid	(32.0)	(22.0)	(146.4)	(88.9)
Net cash flow provided from operating activities	197.7	266.2	585.2	796.6
Investing:
Additions to property, plant and equipment	(204.7)	(153.8)	(584.3)	(407.3)
Business acquisition	-	-	-	(588.0)
Net additions to long-term investments and other assets	(32.9)	(35.4)	(48.0)	(55.5)
Net proceeds from the sale of property, plant and equipment	1.5	1.1	6.3	8.0
Net proceeds from disposition of associate and other interests	-	-	267.5	-
Decrease (increase) in restricted cash	0.4	(0.1)	(0.7)	(1.0)
Interest received and other	1.9	1.1	5.2	2.6
Net cash flow used in investing activities	(233.8)	(187.1)	(354.0)	(1,041.2)
Financing:
Issuance of common shares on exercise of options	-	1.8	0.8	2.8
Proceeds from issuance of equity	-	-	-	275.7
Proceeds from issuance of debt	494.7	-	494.7	175.0
Repayment of debt	(500.0)	(250.0)	(500.0)	(425.0)
Interest paid	(28.4)	(37.2)	(62.9)	(70.4)
Other	(1.1)	(3.3)	(1.6)	(3.3)
Net cash flow used in financing activities	(34.8)	(288.7)	(69.0)	(45.2)
Effect of exchange rate changes on cash and cash equivalents	1.7	(2.2)	2.9	2.3
Increase (decrease) in cash and cash equivalents	(69.2)	(211.8)	165.1	(287.5)
Cash and cash equivalents, beginning of period	1,061.3	968.2	827.0	1,043.9
Cash and cash equivalents, end of period	$992.1	$756.4	$992.1	$756.4

p. 11 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
						Ore
				Tonnes	Ore	Processed		Grade		Gold Eq		Production	Production
				Ore Mined	Processed	(Heap	Grade	(Heap	Recovery	Production	Gold Eq	cost of	cost of
	Mine	Period	Ownership	(1)	(Milled) (1)	Leach) (1)	(Mill)	Leach)	(2)	(5)	Sales (5)	sales	sales/oz	Cap Ex (7)	DD&A
			(%)	(’000 tonnes)	(’000 tonnes)	(’000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q3 2017	100	7,490	3,228	6,088	0 .78	0 .26	81%	101,047	101,077	$64 .8	$641	$25 .4	$20 .5
		Q2 2017	100	5,353	3,069	5,830	0.86	0.26	84%	91,848	91,237	57.9	635	21.4	20.0
		Q1 2017	100	5,242	2,933	3,885	0.75	0.23	83%	93,038	94,741	58.5	617	28.0	22.5
		Q4 2016	100	9,864	3,235	7,226	0.79	0.28	83%	114,427	115,101	82.8	719	23.2	22.5
		Q3 2016	100	8,959	3,270	9,507	0.68	0.26	85%	110,396	107,444	79.8	743	13.8	20.4
	Round Mountain	Q3 2017	100	6,906	865	5,177	1.73	0 .50	81%	120,743	120,944	$75 .7	$626	$14 .7	$34 .9
		Q2 2017	100	8,136	979	5,685	1.35	0.52	78%	115,191	108,811	69.7	641	8.6	28.3
		Q1 2017	100	5,947	951	4,548	1.14	0.51	82%	102,749	104,098	75.5	725	6.3	28.9
		Q4 2016	100	7,488	865	6,054	0.99	0.43	78%	99,310	107,313	86.6	807	28.5	33.6
		Q3 2016	100	5,392	953	5,426	0.98	0.43	82%	93,215	88,477	73.7	833	14.8	24.2
	Bald Mountain (8)	Q3 2017	100	7,090	-	7,105	-	1.09	nm	80,677	67,598	$46 .7	$691	$12 .6	$24 .6
		Q2 2017	100	5,174	-	5,159	-	0.58	nm	49,881	54,308	41.4	762	15.6	16.2
		Q1 2017	100	3,660	-	3,660	-	0.69	nm	47,077	41,647	33.8	812	15.7	14.1
		Q4 2016	100	3,627	-	3,627	-	0.72	nm	44,343	34,585	44.5	1,287	17.7	17.3
		Q3 2016	100	3,081	-	3,081	-	0.66	nm	32,675	30,174	30.9	1,024	16.6	10.7
	Kettle River- Buckhorn	Q3 2017	100	-	43	-	4 .36	-	67%	17,132	17,385	$10 .3	$592	$-	$0 .1
		Q2 2017	100	91	95	-	11.45	-	90%	30,966	30,858	12.4	402	-	0.1
		Q1 2017	100	98	96	-	9.95	-	93%	24,566	24,895	13.7	550	-	0.4
		Q4 2016	100	128	122	-	8.49	-	94%	30,690	30,862	15.5	502	-	-
		Q3 2016	100	123	111	-	8.14	-	94%	28,241	28,104	17.1	608	-	1.0
	Paracatu	Q3 2017	100	227	4,067	-	0 .42	-	69%	46,971	53,076	$53 .0	$999	$32 .6	$30 .6
		Q2 2017	100	10,422	13,333	-	0.43	-	77%	138,869	137,056	99.5	726	31.4	36.7
		Q1 2017	100	10,226	11,892	-	0.38	-	73%	108,096	103,276	97.9	948	25.9	33.5
		Q4 2016	100	10,675	11,962	-	0.44	-	73%	124,975	127,576	101.5	796	47.9	40.9
		Q3 2016	100	12,597	11,084	-	0.48	-	73%	111,889	111,796	77.5	693	34.0	31.0
	Maricunga (8)	Q3 2017	100	-	-	-	-	-	nm	20,463	14,129	$8 .1	$573	$-	$1.7
		Q2 2017	100	-	-	-	-	-	nm	15,624	7,415	1.9	256	0.1	0.6
		Q1 2017	100	-	-	-	-	-	nm	36,001	8,571	3.0	350	0.1	1.2
		Q4 2016	100	-	-	-	-	-	nm	32,899	33,360	17.8	534	2.1	1.2
		Q3 2016	100	766	-	779	-	0.68	nm	39,253	39,458	37.5	950	0.9	10.8
Russia	Kupol (3)(4)(6)	Q3 2017	100	491	451	-	9 .69	-	95%	145,759	142,821	$74 .8	$524	$14 .4	$41.4
		Q2 2017	100	489	440	-	9.78	-	95%	146,013	149,187	80.5	540	15.4	44.5
		Q1 2017	100	448	417	-	10.23	-	95%	143,378	143,481	71.8	500	5.4	55.0
		Q4 2016	100	503	426	-	12.46	-	95%	180,023	179,912	80.8	449	21.1	63.1
		Q3 2016	100	492	440	-	11.79	-	95%	178,032	181,508	82.4	454	24.8	60.9
Africa West	Tasiast	Q3 2017	100	2,139	764	576	2 .42	0 .67	93%	62,065	62,448	$46 .1	$738	$93 .8	$16 .7
		Q2 2017	100	975	728	87	2.35	0.59	93%	56,278	52,703	42.1	799	95.2	18.8
		Q1 2017	100	1,037	746	75	2.41	0.50	92%	64,623	66,112	47.0	711	71.1	25.3
		Q4 2016	100	1,683	736	454	2.39	0.46	91%	63,728	61,318	58.7	957	68.7	29.4
		Q3 2016	100	2,462	457	1,585	1.78	0.45	91%	34,793	30,793	38.1	1,237	36.3	22.0
	Chirano - 100%	Q3 2017	90	456	886	-	2 .51	-	92%	65,707	65,757	$48 .0	$730	$7 .7	$34 .8
		Q2 2017	90	613	822	-	2.48	-	92%	55,782	57,787	51.2	886	10.1	36.8
		Q1 2017	90	845	852	-	2.25	-	92%	58,253	65,695	57.6	877	17.9	34.5
		Q4 2016	90	864	811	-	2.55	-	92%	62,106	53,400	41.2	772	14.3	28.4
		Q3 2016	90	858	918	-	2.35	-	92%	61,817	62,573	53.0	847	9.5	30.0
	Chirano - 90%	Q3 2017	90	456	886	-	2 .51	-	92%	59,136	59,181	$43 .2	$730	$6 .9	$31.3
		Q2 2017	90	613	822	-	2.48	-	92%	50,204	52,009	46.1	886	9.1	33.1
		Q1 2017	90	845	852	-	2.25	-	92%	52,428	59,125	51.8	877	16.1	31.1
		Q4 2016	90	864	811	-	2.55	-	92%	55,896	48,060	37.1	772	12.9	25.6
		Q3 2016	90	858	918	-	2.35	-	92%	55,635	56,316	47.7	847	8.5	27.0

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	The Kupol segment includes the Kupol and Dvoinoye mines.

(4)	Kupol silver grade and recovery were as follows: Q3 (2017)81.50 g/t, 85.8%; Q2 (2017) 78.20 g/t, 84.7%; Q1 (2017) 83.03 g/t, 85.4%; Q4 (2016) 99.05 g/t, 86.6%; Q3 (2016) 104.36 g/t, 90.0%.

(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2017: 75.91:1; Q2 2017: 73.01:1; Q1 2017: 69.99:1; Q4 2016: 70.88:1; Q3 2016: 68.05:1.
(6)	Dvoinoye ore processed and grade were as follows: Q3 (2017) 111,330 tonnes, 15.37 g/t; Q2 (2017) 111,664 tonnes, 15.79 g/t; Q1 (2017) 120,255 tonnes, 14.67 g/t; Q4 (2016) 120,000 tonnes, 21.24 g/t; Q3 (2016) 117,814 tonnes, 18.96 g/t .

(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	“nm” means not meaningful.

p. 12 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Earnings
(in millions, except per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Net earnings attributable to common shareholders - as reported	$60.1	$2.5	$227.8	$12.5
Adjusting items:
Foreign exchange (gains) losses	2.7	(0.9)	5.1	8.1
Gain on disposition of associate and interests and other assets - net	(0.2)	(0.3)	(9.8)	(6.8)
Foreign exchange gains on translation of tax basis and foreign exchange on deferred
income taxes within income tax expense	(12.1)	(16.9)	(10.9)	(54.7)
Acquisition costs	-	-	-	7.8
Tax benefits realized upon acquisition	-	-	-	(27.7)
Impairment charges	-	139.6	-	139.6
Taxes in respect of prior years	9.9	(11.5)	39.0	37.6
Reversal of impairment charges(a)	-	-	(97.0)	-
Tasiast and Maricunga suspension related costs	-	17.7	-	40.4
Paracatu curtailment related costs	15.1	-	15.1	-
Reclamation and remediation expense	11.9	-	11.9	-
Chile weather event related costs	1.7	-	3.3	-
Insurance recoveries	-	(3.0)	(17.5)	(17.5)
Other(b)	-	1.6	1.2	2.0
Tax effect of the above adjustments	(5.0)	(0.1)	(5.8)	2.6
	24.0	126.2	(65.4)	131.4
Adjusted net earnings attributable to common shareholders	$84.1	$128.7	$162.4	$143.9
Weighted average number of common shares outstanding - Basic	1,247.0	1,244.9	1,246.5	1,221.0
Adjusted net earnings per share	0.07	0.10	0.13	0.12

(a)	During the nine months ended September 30, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.

(b)	Other includes non-hedge derivatives losses (gains), transaction costs and restructuring costs.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Net cash flow provided from operating activities - as reported	$197.7	$266.2	$585.2	$796.6
Adjusting items:
Working capital changes:
Accounts receivable and other assets	76.5	55.5	33.4	51.9
Inventories	60.7	16.9	65.8	(67.0)
Accounts payable and other liabilities, including taxes	(14.1)	(18.3)	118.1	(66.4)
	123.1	54.1	217.3	(81.5)
Adjusted operating cash flow	$320.8	$320.3	$802.5	$715.1

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per
	Equivalent Ounce Sold
	Three months ended		Nine months ended
(in millions, except ounces and production cost of sales per equivalent ounce)	September 30,		September 30,
	2017	2016	2017	2016

Production cost of sales - as reported	$427.5	$490.0	$1,342.9	$1,454.4
Less: portion attributable to Chirano non-controlling interest	(4.8)	(5.3)	(15.7)	(14.9)
Attributable production cost of sales	$422.7	$484.7	$1,327.2	$1,439.5

Gold equivalent ounces sold	645,235	680,327	1,987,113	2,035,475
Less: portion attributable to Chirano non-controlling interest	(6,576)	(6,257)	(18,924)	(15,256)
Attributable gold equivalent ounces sold	638,659	674,070	1,968,189	2,020,219
Consolidated production cost of sales per equivalent ounce sold	$663	$720	$676	$715
Attributable production cost of sales per equivalent ounce sold	$662	$719	$674	$713

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

p. 14 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable Production Cost of Sales Per Ounce Sold on a
	By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Production cost of sales - as reported	$427.5	$490.0	$1,342.9	$1,454.4
Less: portion attributable to Chirano non-controlling interest	(4.8)	(5.3)	(15.7)	(14.9)
Less: attributable silver revenues	(21.8)	(32.0)	(67.0)	(80.6)
Attributable production cost of sales net of silver by-product revenue	$400.9	$452.7	$1,260.2	$1,358.9

Gold ounces sold	628,280	657,501	1,933,711	1,974,242
Less: portion attributable to Chirano non-controlling interest	(6,560)	(6,242)	(18,884)	(15,218)
Attributable gold ounces sold	621,720	651,259	1,914,827	1,959,024
Attributable production cost of sales per ounce sold on a by-product basis	$645	$695	$658	$694

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 15 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce
	Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Production cost of sales - as reported	$427.5	$490.0	$1,342.9	$1,454.4
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(5.3)	(15.7)	(14.9)
Less: attributable(2) silver revenues(3)	(21.8)	(32.0)	(67.0)	(80.6)
Attributable(2) production cost of sales net of silver by-product revenue	$400.9	$452.7	$1,260.2	$1,358.9
Adjusting items on an attributable(2) basis:
General and administrative(4)	31.6	39.9	98.8	110.6
Other operating expense - sustaining(5)	15.6	0.2	35.7	10.0
Reclamation and remediation - sustaining(6)	23.7	25.3	65.9	80.7
Exploration and business development - sustaining(7)	13.6	14.0	38.5	38.4
Additions to property, plant and equipment - sustaining(8)	91.2	110.8	270.3	286.5
All-in Sustaining Cost on a by-product basis - attributable(2)	$576.6	$642.9	$1,769.4	$1,885.1
Other operating expense - non-sustaining(5)	24.7	6.0	44.2	13.4
Reclamation and remediation - non-sustaining(6)	1.5	-	4.6	-
Exploration - non-sustaining(7)	12.3	15.7	33.0	29.3
Additions to property, plant and equipment - non-sustaining(8)	102.7	34.8	288.4	89.8
All-in Cost on a by-product basis - attributable(2)	$717.8	$699.4	$2,139.6	$2,017.6
Gold ounces sold	628,280	657,501	1,933,711	1,974,242
Less: portion attributable to Chirano non-controlling interest(9)	(6,560)	(6,242)	(18,884)	(15,218)
Attributable(2) gold ounces sold	621,720	651,259	1,914,827	1,959,024
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$927	$987	$924	$962
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,155	$1,074	$1,117	$1,030

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per
	Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Production cost of sales - as reported	$427.5	$490.0	$1,342.9	$1,454.4
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(5.3)	(15.7)	(14.9)
Attributable(2) production cost of sales	$422.7	$484.7	$1,327.2	$1,439.5
Adjusting items on an attributable(2) basis:
General and administrative(4)	31.6	39.9	98.8	110.6
Other operating expense - sustaining(5)	15.6	0.2	35.7	10.0
Reclamation and remediation - sustaining(6)	23.7	25.3	65.9	80.7
Exploration and business development - sustaining(7)	13.6	14.0	38.5	38.4
Additions to property, plant and equipment - sustaining(8)	91.2	110.8	270.3	286.5
All-in Sustaining Cost - attributable(2)	$598.4	$674.9	$1,836.4	$1,965.7
Other operating expense - non-sustaining(5)	24.7	6.0	44.2	13.4
Reclamation and remediation - non-sustaining(6)	1.5	-	4.6	-
Exploration - non-sustaining(7)	12.3	15.7	33.0	29.3
Additions to property, plant and equipment - non-sustaining(8)	102.7	34.8	288.4	89.8
All-in Cost - attributable(2)	$739.6	$731.4	$2,206.6	$2,098.2
Gold equivalent ounces sold	645,235	680,327	1,987,113	2,035,475
Less: portion attributable to Chirano non-controlling interest(9)	(6,576)	(6,257)	(18,924)	(15,256)
Attributable(2) gold equivalent ounces sold	638,659	674,070	1,968,189	2,020,219
Attributable(2) all-in sustaining cost per equivalent ounce sold	$937	$1,001	$933	$973
Attributable(2) all-in cost per equivalent ounce sold	$1,158	$1,085	$1,121	$1,039

p. 16 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross’ share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the third quarter and nine months ended September 30, 2017, primarily relate to projects at Tasiast.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 17 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “CEO Commentary”, “2017 third-quarter highlights”, “Operating results”, “Organic development projects”, and “Outlook” and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, “expects”, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “on schedule”, “on track”, “outlook”, “opportunity”, “phased”, “plan”, “possible”, “potential”, “progress”, “project”, “projection”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase Two expansion and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment, exploration license conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws, energy levies laws, and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full-year 2016 MD&A and our 2017 Q3 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 18 Kinross reports 2017 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p. 19 Kinross reports 2017 third-quarter results	www.kinross.com